Filed by Harrah's Entertainment, Inc. Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Caesars Entertainment, Inc.
Commission File No.: 001-14573

        This filing relates to a proposed acquisition (the "Acquisition") by Harrah's Entertainment, Inc. ("Harrah's") of Caesars Entertainment, Inc. ("Caesars") pursuant to the terms of an Agreement and Plan of Merger, dated as of July 14, 2004 (the "Merger Agreement"), by and among Harrah's, Harrah's Operating Company, Inc. and Caesars. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Harrah's on July 15, 2004, and is incorporated by reference into this filing.

        The following is a transcript of a conference call held on July 21, 2004 regarding Harrah's financial results for the quarter ended June 30, 2004:

HARRAH'S ENTERTAINMENT

Moderator: Brad Bellhouse
July 21, 2004
8:00 am CT

Operator:	Good morning. My name is Amanda, and I will be your conference facilitator today.
At this time, I would like to welcome everyone to the Harrah's second quarter earnings conference call.

All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key.
Thank you, Mr. Bellhouse. You may begin your conference.
Brad Bellhouse:	Thank you, Amanda and good morning, everyone.
Welcome to the Harrah's Entertainment conference call to review our second quarter results.
Joining me this morning are Gary Loveman, Chief Executive Officer, Tim Wilmott, Chief Operating Officer, and Chuck Atwood, Chief Financial Officer.
Before we start, I would like to call your attention to the following information.

This call and the simultaneous live web cast at harrahs.com are covered by the safe harbor disclaimer in our public documents. The forward-looking statements made during this conference call reflect the opinion of management as of the date of this call.

There are risks and uncertainties in these statements which are detailed in our filings with the SEC. Please be advised that developments subsequent to this call are likely to cause these statements to become outdated the passage of time.
We do not intend, however, to update the information provided today prior to our next quarterly conference call.

Further, today we are reporting on quarterly numbers. These results are not necessarily indicative of results in future periods. Also please note that prior to this call we furnished a Form 8-K of this morning's press release to the SEC.

This call, the web cast, and its replay are the property of Harrah's. It is not for rebroadcast or use by any other party without the prior written consent of Harrah's.
If you do not agree with these terms, please disconnect now. By remaining on the line, you agree to be bound by these terms.
Gary?
Gary Loveman:	Thank you, Brad.
Good morning, everyone, and thanks for joining us again here for a second time in a short period.
This morning we announced the results of our second quarter.
Adjusted earnings per share was a record 79 cents, five cents ahead of last year and in line with consensus analyst estimates.
We also set new second quarter records on several other measures, including net revenue, property EBITDA, income from operations, and net income.
Our performance was largely driven by strong same-store sale gains realized through the successful execution of our of our service-based loyalty strategy.
System-wide same-store sales growth was a robust 5% this quarter, and same-store EBITDA increased 9%.

This indeed was a great quarter for us. At a time when there are growing concerns about the current state of vitality of the American consumer, and decelerating growth comparisons in related businesses, we posted robust same-store gains.
This is a testament to the unique strategy we have in place, and the recent introduction of several enhanced capabilities designed to increase customer loyalty and improve our operating efficiency.
Total Rewards II, the enhanced version of our industry-leading loyalty program, has been in operation for a year now, and it helped invigorate performance at many properties.
New capabilities aimed at our VIP segment has helped to drive several consecutive quarters of double-digit growth in gaming volume from this very important segment.

And Fast Cash, our coinless initiative, has now rolled out across most of our systems. This technology allows us to realize customer service and cost benefits, and longer term, enables us to take casino marketing to a new level with initiatives such as real-time sophisticated merchandising.
With respect to the recently announced Caesars acquisition, there is a big opportunity for us to add value by applying these same capabilities to the properties we are adding through that transaction.
In Las Vegas, for example, revenue per available room at the Rio, and at Harrah's Las Vegas, is more than 40% above that of Flamingo and Paris/Bally's.
In addition, Caesars Palace, Caesars Atlantic City, and Bally's Atlantic City operate at EBITDA margins well below those of comparable properties in the Harrah's portfolio.
And over the past three years, same store gaming revenues at Harrah's increased at a compounding annual growth rate of approximately 4 1/2%.
Our understanding based on our own estimates is that Caesars' same-store performance over the same period was significantly lower.

Now I hasten to add that this disparity is not a reflection of Caesars' employees or their managers who have done a terrific job with the tools and capabilities at their disposal.
Rather, it reflects the value of the unique capabilities and intellectual assets we've spent years and millions of dollars developing.
I look forward to the time when we can show the entire Caesars team the benefits that they will gain by being a part of our company and by using these tools.
Our employees have enjoyed great successes working with them, and I sincerely believe Caesars' employees will be likewise pleased and successful.
And importantly, Harrah's employees have been rewarded by their success, as their bonus is based on their property's performance, both in terms of financial and customer service accomplishments.
Now needless to say I am very excited about the Caesars deal, and grow more so each day.

The strategic merits are clear and extremely compelling. Put very simply, we are acquiring assets in very desirable locations whose performance we believe we will improve through the deployment capabilities that we've already proven will enhance customer loyalty and operating efficiency.

We are backed up to a large database of gaming customers, in fact a remarkably large database in the combined company, and our unique capability to mine that database, all our affiliated properties have a competitive advantage in their local markets.
This in turn leads to sustained, organic growth and significant levels of free cash, which is available for use for reinvestment, for further growth, or for return to shareholders.

The Caesars property will benefit from this advantage after the transaction closes because our strategy and unique operating capabilities support our role as a consolidator, enhancing the value of acquired assets following their integration into our network.
Looking at the most recent case, July 1 to mark the closing of the Horseshoe acquisition, and the results thus far continue to be strong.
As I've described previously, we do not intend to make changes to the customer experience at the Horseshoe Casinos. However, the back of house integration is already well underway.

The Horseshoe properties are an outstanding addition to our portfolio, and I look forward to growing these businesses, as well as the Horseshoe brand, which will play an important part in the Caesars acquisition in the future.
Separately, we recently concluded the 2004 World Series of Poker. The event was a major success, with a record 13,000 entrants and nearly $50 million awarded in prize money.
I hasten to point out that during my visits to the World Series of Poker, I ran into a few people who are often on this call. More poorly shaven than they often are while listening to this call.
With a full year to prepare, I am very excited about what could be done with the 2005 event.

As most of you know, the network nature of our business provides significant benefits. This quarter, cross-market play was up 12%, to a record level.
These numbers are particularly impressive, as they continue to build on a larger and larger base. Southern Nevada and New Orleans posted particularly strong cross-market results.

Given these network benefits, additional distribution points are particularly valuable to a company such as ours, and it's for this reason we also continue to be quite active on the business development front.

Earlier this month, Pennsylvania passed legislation legalizing commercial gaming. With our ownership stake in Chester Downs, which is likely to develop a horse racing facility near Philadelphia that will house slots, and a potential interest in a Pittsburgh slot parlor, we are well-positioned to benefit from this liberalization.
We have also made progress in Rhode Island, where together with the Narragansett Native American Tribe, we proposed to develop a $600 million casino, and pay the state a $100 million license fee.
The bill was passed by both the House and Senate last month, but vetoed by Governor Carcieri. We now await further action on his veto in the legislature.

I continue to believe that this development is a tremendous opportunity for the state of Rhode Island, its citizens, potential employees of ours, our tribal partners, the Narragansetts, and the shareholders of our company.
Longer term, United Kingdom is another potentially lucrative opportunity. There is nothing new to report at this time, as the legislative process continues on pace.

We continue to work with our joint venture partner Gala, identifying sites and establishing the framework for our business as we await the enabling legislation, which we expect to be considered this fall and enacted in the spring of next year.
Native American contracts also us an opportunity to add distribution to our system. I'm sure many of you have seen press reports describing our relationship with the Poarch Band of Creek Indians.

While still subject to numerous approvals, our plans call for the development of a Class II facility outside of Montgomery, Alabama. In fact, in Wetumpka, Alabama—a site that I fully expect to see all of you visiting during the development process.
I believe the Class II project we propose is an attractive potential new growth avenue for us. We also continue to pursue several Class III management opportunities.

Our ability to pursue such a wide range of opportunities while still paying a sizable dividend is made possible by our investment-grade balance sheet and the significant free cash flow generated by our operations.

This is a very exciting time for our company. Indeed, I have never seen our employees more excited about the opportunities before us. Our unique customer loyalty strategy is delivering strong, organic growth that will be sustained by the continued development and enhancement of our operating capabilities.

With the arrival of the Horseshoe properties into our system this month, a strong development pipeline, and the addition of Caesars' properties next year, we are really quite well positioned to deliver strong returns to our shareholders over time.
I'm happy now to turn the call over to Tim Wilmott and Chuck Atwood. They will provide details on our operating and financial performance this quarter.

I keep using their exciting, interactive format that we pioneered on previous calls.
Tim?
Tim Wilmott:	Thank you, Gary.
As you can see, it was a great quarter for our properties.
Our total track play was up 9% to a record level. Play from our core VIP and ADP customers continued to be very strong, up 11% over the prior year.

We experienced some sequential slowing in the rated retail segment, which was down 11%. This is not a system-wide phenomenon. Rather, the declines were largely concentrated in a few markets, mainly Atlantic City and East Chicago.
Unrated play, which represents customers without a Full Rewards card, was down 6% from the prior year.

I'd like to give you a quick update on the roll out of our coinless initiative. At the end of last week, approximately 26,000 games at 21 properties have been converted to Fast Cash, which represents nearly 90% of the total number of games we initially expect to convert.
Customer acceptance continues to be positive, and we're beginning to realize the expected operating efficiencies.
We anticipate completing the remaining conversions by the end of this year.
Chuck and I will now summarize the operating and financial results in more detail.
Chuck Atwood:	Thanks, Tim.
This is that interactive section that we pioneered in the last call.
As Gary mentioned at the outset, we set new quarter records on several consolidated financial measurements, including net revenues, property EBITDA, net income, and adjusted earnings per share.

Net revenues rose 5% in the quarter to $1.1 billion. Property EBITDA was up 6% to $301 million. Net income was $90 million, up 18% from last year. And adjusted earnings per share was 79 cents, 5%—excuse me, five cents above last year.
Property EBITDA and adjusted EPS are not GAAP measures. Reconciliations of property EBITDA to income from operations and adjusted EPS to GAAP EPS are included in our press release.

I'll just say that the significant adjustments made in the computations of adjusted EPS include the following: we subtracted $17 million in income resulting from the reversal of a gaming tax accrual related to prior years at Bluffs Run.
We took that money and in fact essentially gave it to the Harrah's Foundation. We gave a $10 million contribution to the Harrah's Foundation and that was added back.
And we added back $4 million in project opening costs.
Our trailing 12-month return on equity was 17.3%, equal to that of the 12 months ended March 31, 2004, and among the highest in our industry.
And now Tim and I are going to take you through each one of the regional performers, beginning in northern Nevada.
At Lake Tahoe, revenues increased 10% to a record level, and EBITDA was up 19%, also to a record level.

Revenues in Reno declined 3%, but EBITDA was up 3%.
I'm going to repeat that.
Lake Tahoe revenues increased 10% to a record level. EBITDA was up 19%, to a record level.
Revenues in Reno were down 3%, but EBITDA was up 3%.
Tim Wilmott:	Chuck, I'm very pleased with these results.

Our strategy as to whether or not to enhance the destination appeal of Lake Tahoe through a broad range of amenities and entertainment offerings improved utilization of our customer loyalty tools and improved efficiencies are clearly paying off as evidenced by the record revenues and EBITDA.
In Reno, I believe we've done an excellent job mitigating any revenue decline and containing costs in the face of expanded Indian gaming in northern California.
Chuck Atwood:	Moving to the south, each of our southern Nevada properties achieved record results this quarter.
Harrah's Las Vegas posted revenues up 16%, EBITDA up 40%.
At The Rio, revenues were up 14%, EBITDA up 28%.
And revenues at Laughlin rose 11%, and EBITDA was up 31%.
Tim Wilmott:	The continued successful execution of our unique strategy drove another quarter of impressive gaming revenue growth in southern Nevada.
Cross-market play in southern Nevada was up 34% from the prior year.
Our second-stop strategy within Las Vegas also continues to prove beneficial. We are clearly now getting a greater share of our customers' total trip budgets.
Favorable room pricing trends have also helped performance, but I should also point out that our business model in Las Vegas is not fully dependent on these trends continuing.
Our strategy, based on customer loyalty and cross-market play is designed to drive consistent growth regardless of general market conditions.

Also of note, July 15 marked the opening of the new Las Vegas Monorail. We expect Harrah's Las Vegas, which hosts the stop on the Strip most convenient to The Sands Convention Center, the Forum shops, the Fashion Show Mall, the Ancient Treasure Island, and The Mirage to benefit from the incremental foot traffic.
Chuck Atwood:	Tim, I understand that traffic at the Monorail has been quite robust. We are seeing at Harrah's Las Vegas 350 to 400 people per hour board the Monorail at our stop.
Tim Wilmott:	That's correct, Chuck.
Chuck Atwood:	Moving to the East, revenues at Harrah's Atlantic City were down 7% this quarter, EBITDA was down 19%.
And at the Showboat, revenues declined 4%, EBITDA was even with last year.
Tim Wilmott:	Market conditions in Atlantic City during the quarter were quite frankly a little softer than we expected, resulting in reduced volumes at both of our properties.
We have now passed the anniversary of the opening of the Borgata, and I believe we are well-positioned for a solid remainder of 2004.

July has started out well. Business was particularly robust over the Fourth of July holiday weekend.
And we are still very encouraged by the long-term prospects for Atlantic City as it continues its evolution into a regional entertainment destination.

And with Chester Downs providing us with a new distribution point in Philadelphia and access to new customers, I believe our Atlantic City properties could realize significant cross-marketing benefits in the same way our southern Nevada properties benefited from the opening of Harrah's Rincon in southern California.
Chuck Atwood:	Thanks, Tim.
Turning to the North-Central region, which includes Illinois, Indiana, and Iowa, at Harrah's Joliet, revenues were down 11%, EBITDA was down 17%.
At Metropolis, revenues rose 5%, and EBITDA increased 30%.
And East Chicago revenue increased 4% to a record level, and EBITDA was up 50%.
I should say that the prior-year figures for all three of these properties were impacted by gaming tax accruals that screwed up the tax rate adjustments that took place in these states.

You'll recall last year in mid-year, there were tax rate increases in each of these states, and we adjusted our accrual in the second quarter to reflect the first and second quarter screw-up to bring the year-to-date correct.
We did not adjust adjusted EPS for those approvals last year.
Tim Wilmott:	Chuck, Harrah's Joliet continues to operate under a business model designed to maintain profitability under Illinois' current gaming tax regime.
Metropolis had a solid quarter driven by several effective marketing initiatives focused primarily on the national market.
And in northwestern Indiana, Harrah's East Chicago showed signs of significant improvement.
We have completed our $27 million renovation project that will enhance the amenities and update the look of our East Chicago property.
Chuck Atwood:	Tim, in Iowa, revenues were up 7% and EBITDA was up 66%.
Part of that is due to a $3.7 million favorable adjustment in the gaming tax accruals. That's the other side of the gaming tax accrual last year in Illinois/Indiana.
That brings the year-to-date accrual to the proper level, even excluding this adjustment though, Iowa EBITDA would have been up 39%.
Tim Wilmott:	Chuck, trends or not, we're clearly moving in the right direction. This marks the second consecutive quarter in which we have posted record results.

The deployment of Total Rewards II has had a significant positive impact there and (unintelligible) by recent legislative changes that enhance less run competitive positioning in the market, I believe can continue to post strong results in Iowa.
The ability to—for us to offer table games at Bluffs Run represents a big opportunity for revenue enhancement in the future.
Chuck Atwood:	Moving to Missouri, performance at St. Louis was strong this quarter, with revenue up 12%, EBITDA up 19%.

At Kansas City, revenues were down 12% and EBITDA was down 39%.
Tim Wilmott:
I am pleased to see continued strength in St. Louis driven by improvements to our casino floor, which includes the deployment of our Fast Cash technology and enhanced amenity offerings to our Diamond players.
Business volumes at our new VooDoo lounge & cafe have been particularly strong, and we're still on plan to open up our new Hotel Tower with 200 rooms in August.
We are under development now in Kansas City with enhancements to that facility similar to St. Louis.
In the meantime, Kansas City continues to be impacted by the recent expansion by two of our three competitors in the market, with business declines most pronounced in the unrated sector.

I maintain a cautious near-term outlook for this property, but as we deploy enhanced capabilities such as Fast Cash to complement the hotel and restaurant project planned to open next year, I believe the long-term prospects here are solid.
Chuck Atwood:	And moving to the South-Central region, Harrah's New Orleans had another strong quarter with revenues up 15%, EBITDA up 34%.
Lake Charles revenues were up 10% to a record level, EBITDA increased 15%.
Revenue and EBITDA from Shreveport operations were down considerably from the prior year as you might expect since we only owned that property for 1/2 the quarter.
And on May 19, we completed the sale of that property to Boyd.
At about the same time we opened the expansion at Louisiana Downs.
Tim Wilmott:	Chuck, our New Orleans property had another record quarter, driven by effective marketing and recent capital investments.
During the second quarter, we also broke ground on our $140 million Hotel Tower project.
Lake Charles also continues to post strong results as successful market initiatives have allowed us to gain significant share in that market.

And I'm quite excited about our positioning in Bossier City. After we pass the six-month marketing restriction period in mid-November, Louisiana Downs will be an excellent complement to Horseshoe, giving us two best-in-class assets in that market.
Chuck Atwood:	Management fees in the quarter were down 21%, and that's primarily due to lower fees at Cherokee. Earlier this year we extended our contract for seven years but on reduced terms.
Tim Wilmott:	While fees will be down in near term, we expect future expansions in our management property to increase the fee bases and overall income stream to Harrah's.
Specifically, we look forward to the opening of the 485-room expansion at Harrah's Rincon, and that 198-room expansion at Harrah's Prairie Band, both scheduled for completion later this year.
In addition, Harrah's Cherokee is scheduled to open a 324-room expansion in the second quarter of 2005.
Chuck Atwood:	Finally, let me give you the second quarter revenue and EBITDA numbers for the three Horseshoe properties that we acquired on July 1.
You should know that these results are not included in our second quarter results.

At Horseshoe Hammond revenues rose 3%, property EBITDA was up 40% from the year before.
Horseshoe Tunica saw revenues decline 1%, and property EBITDA was even with the prior year.
And at Horseshoe Bossier City, revenues were down 6%, property EBITDA was down 18%.
All together, the Horseshoe properties reported at 5% increase and EBITDA, these numbers are generally as anticipated at the time we announced the transaction.
Tim Wilmott:	In summary, this was a really good quarter for our operations. We established new records in several properties, and we have several potential catalysts on the horizon to sustain further growth.
Chuck.
Chuck Atwood:	Let me move on down the income statement now.
Development costs for in quarter were $6.1 million, compared for $3.6 million last year.
Just a reminder, these costs are not added back in the computation of adjusted EPS.
Corporate expense was $16 million, even with last year.
Interest expense was $59 million, slightly above the prior year.

And our second quarter other income was $2 million, compared with $5 million last year. This is primarily investment income on company-owned life insurance policies that fund deferred compensation accounts.
The effective income tax rate for the quarter after minority interest was 37.1%, the same as in the first quarter.
Average diluted shares outstanding in the quarter were 113.6 million. That's 3% above the prior year.
We paid a 30 cent per share dividend in the quarter. In addition, we repurchased 1 million shares near the end of the quarter at an average price of $53.37.
And last week, we announced that our board approved a 10% increase in our dividend beginning with the next scheduled payment, and that will be in August.

And just a note on the balance sheet, on a preliminary basis, at the end of the quarter, total debt was $3.6 billion. Our cash balance was approximately $393 million, and we had about $2.3 billion of capacity under our revolving credit facility.
During the quarter, we amended the terms of our bank credit facility to increase the borrowing capacity, reduce the interest rate, and extend the maturity.

We also issued $750 million in new, six-year notes at a coupon of 5 1/2%, and on July 1, we called all the outstanding Horseshoe $535 million senior subordinated notes. Note holders will receive a redemption price equal to 1.04313% of the principal amount, plus accrued and unpaid interest.
Capital spending in the quarter was approximately $196 million. For the full year, we expect capital spending to be around $600 million, including the Horseshoe properties for the second half.
Gary, that concludes our report.
Gary Loveman:	Thank you, Chuck and Tim.

I know all of you on the call look forward to next quarter when Chuck and Tim promise to deliver their report in verse.

In closing, I'd like to say how pleased I am with our performance this quarter. Our unique customer loyalty strategy delivered another quarter of strong, organic growth, which will be sustained by the continued development of the capabilities we use to manage our business throughout the country.

With the Horseshoe properties arriving in our system, a strong development pipeline, and the addition of the Caesars properties forthcoming, we believe we are extremely well-positioned to deliver strong returns to our shareholders in the future.
I want to say to our Caesars friends, those that'll come to work with us shortly, how pleased we are to begin the process to work with them, and getting to know everyone.
And as we work with Wally Barr and his team, our respect for him and his team continues to grow as we start the process of putting these two companies together.
Operator, we would now be happy to take any questions.
Operator:	Fine. I would like to remind everyone, if you would like to ask a question, please press star and then the number 1 on your telephone keypad.
We'll pause for just a moment to compile the Q&A roster.
Your first question comes from David Anders with Merrill Lynch.
David Anders:	Hey, Chuck.
I'm wondering if you could give us a little guidance on the depreciation on a quarterly basis given the closing of Horseshoe in spring 2004.
And also, interest expense, what should we be (unintelligible) in terms of blended rate going forward?
Chuck Atwood:	David, I think with Horseshoe, the B&A is going to be approximately $75 million a quarter.
And interest expense, the blended interest rate is about—it's a little less than 6%. It's probably around 5.9%.
David Anders:	Okay. Thank you.
Chuck Atwood:	You bet.
Can we have the next question please.
Operator:	Your next question comes from Larry Classman with Jeffries and Company.
Larry Classman:	Hey, Gary.
When are you doing a little series of poker yourself? I bet you'd be pretty good.
Gary Loveman:	I'm pleased to report that our rules will not allow me to participate in something I'm sure comes as a great comfort to those experienced at the game.
Larry Classman:	AC, I assume, you know, the current results have not changed and your expansion plans, you're still planning to see The Showboat in the Harrah's expansions?
Gary Loveman:	Well, I'm going to let Tim answer that in a minute.
I have noticed, Larry, that you've become an anti-trust expert in Atlantic City. The range of your skills are impressive.
Tim?

Tim Wilmott:
Larry, we still continue to believe that the market is under-served with hotel rooms. And every time we've added rooms in the Atlantic City market, we've proven that it provides our shareholders a very good return.
And that outlook remains, even with the opening of the 2000-room Tower at Borgata, our room demand at Harrah's and Showboat continue to be very strong.
So we're continuing to look at how we can add to our room base there and grow the market.
Larry Classman:	I agree with you. I think there's good synergy with Chester, too.
Do you having timing, you know, Pennsylvania? Do you know how fast you can get Chester going? What the timing for Pennsylvania is?
Tim Wilmott:	Larry, we're going to go absolutely as fast as we can go. The—I think we need the state to establish the regulatory body and to through all of that.
But we're going to go absolutely as quickly as we can to make that happen.
Larry Classman:	Good.
Do you think there's any chance it goes, oh, maybe by August of next year? Is there a decent chance of that?
Tim Wilmott:	I'm going to wait and see how long it's going to take to get regulatory approval.

And I'll tell you, we're going to go—we're going to do the construction as quickly as we can. We have some experience doing that, you know. We've built the Atlantic City—not the Atlantic City, the Louisiana Downs permanent slot facility in a year and opened it.
So, I think we can do it quickly. It's just—I'd like to see how long it's going to take to get the regulation all established and get through the regulatory process.
Larry Classman:	All right.
UK, I hear there's a chance they may improve the laws on that a little bit.
Any word on timing and what you think on that?
Man:
Well Larry the signing continues to be for Parliamentary consideration this fall. The laws are not bad for our purposes as they stand. If they're improved that's fine. But I think given the regional casino format we would like to pursue with Gala, we're fine as she goes. I don't know whether they'll be improvements or not.
Larry Classman:	All right. And how about Illinois tax cuts, I'm assuming you still thinks that's happening July?
Man:	Well the Illinois legislature is in its longest ever extended session I see. And I don't see any discussion of doing anything to change the expiration of the higher tax rate.
We've forecasted it'll go back to the 50% maximum graduated rate on July the 1st of next year.
Larry Classman:	All right great. Then the last thing as people seem to be looking now at Thailand and Singapore and even Nepal is there any chance you guys look at those markets?
Man:	Well I think we'll look at those markets. I think we have plenty to keep us busy here for a period of time. But I think we will make some exploratory looks at least at some of those markets.
Larry Classman:	All right. Then Nebraska, chance of them legalizing gaming, look like a long-shot at this point?

Man:
I think it's less than 50-50 from what I read. I'm just an observer as you are. But I think the polling indicates that it's less likely. Coach Osborne or Congressman Osborne or Messiah Osborne depending on how you greet him, is strongly against it and seems to have mobilized a lot of sentiment against it in the state.
So I think it's likely that referendum will not pass.
Larry Classman:	Okay great. Thanks guy, great results.
Man:	Thanks Larry. Can we have the next question please?
Operator:	Your next question comes from Dennis Morris of C. McDonald.
Dennis Morris:	Yes Chuck I had a clarification on your depreciation number for the third and fourth quarter. Did I hear you say $75 million?
Chuck Atwood:	I'm sorry. The interest expense was $75 million. Depreciation I think is going to be more like $95 million.
Dennis Morris:	Yes that's sounds . . .
Chuck Atwood:	I'm sorry I misspoke.
Dennis Morris:	Yes, okay. And I had another question but I can't remember. Oh, I know, pro forma long-term debt with the Horseshoe acquisition, what's that number in right now?
Chuck Atwood:	It'd be about a billion five more than what we had. So it's around $5.1, $5.2.
Dennis Morris:	Does that factor in the call, all the costs of the Horseshoe call?
Chuck Atwood:	Yes it does.
Dennis Morris:	Okay, so about $5.1. Very good, thanks.
Man:	Thanks Dennis.
Man:	Can we have the next question please?
Operator:	The next question comes from Joe Grass with Fulcrum Global Partners.
Joe Grass:	Hey guys. Chuck, what's the remaining authorizations for Insurance Purchase Program?
Chuck Atwood:	We have remaining on our current authorization 2 million shares.
Joe Grass:	That's it. Thank you.
Chuck Atwood:	Thanks Joe.
Man:	Next question please.
Operator:	Your next question comes from Harry Curtis of JP Morgan.
Harry Curtis:	Hi guys. Couple of quick questions—You mentioned that you converted 26,000 slot machines. Your base of games is over 40,000?
Man:	It's about 36,000 Harry.
Harry Curtis:	Okay. Does that include Horseshoe?
Man:	No it doesn't.
Harry Curtis:	Okay.
Man:	And Harry remember we don't own all the games. And some of the games are at Indian casinos that we don't own.

Harry Curtis:
Okay. So you've mentioned a 90% number of those that you expect to convert. In terms of those that you own, is that still 90%. It seems to me a somewhat lower number and given the strong returns that you've gotten would you expect to get to 90% of all the machines that you own?
Man:
Yes, we're going to get all the games converted by the end of this year. And they're some games we're going to have to take off the floor because we don't have compatibility. So that's the difference within the number in terms of putting fast cash into the existing base of machines.
Harry Curtis:
And then the other topic I wanted to get to was Atlantic City. May and June were particularly soft but you've made positive comments about July. I'm wondering if those positive results or trends in July are just due to easy comps. Or do you sense a real shift in demand and if so, why?
Tim Wilmott:
Harry it's too early to say right now. As I've mentioned we had a very strong 4th of July weekend significantly above last year. And the good news is the two weeks following the 4th of July weekend have also shown growth year-over-year.
So it's not looking at all like May and June. But I can't say anything definitely about a fundamental change in the demand patterns yet.
Gary Loveman:
It's been a quirky—this is Gary. It's been a quirky year in Atlantic City. It started off strongly beginning of the year. Then it softened through the end of the first quarter and through a good part of the second quarter. And now as Tim's indicated July looks very promising.
I don't think we can say fundamentally what's driving those changes.
Harry Curtis:
Okay. And then last question on Atlantic City relates to some recent noise that we've heard about one of your competitors getting more aggressive on the bus packages in the summer. Is that still going on? And why in the summer would some of these competitors being doing that?
Man:
From what I understand it's still limited to that one operator. And I can't answer why they're doing it. We, you know, see continued modest declines year-over-year in the bus business with improved profitability. We don't think having just one operator out there making those changes is going to affect the profitability of our bus program at Showboat, Harry.
Harry Curtis:	Very good. Thank you very much.
Man:	Thanks Harry. Can we have the next question please?
Operator:	You have a follow-up question from Dennis Morris with C. McDonald.
Dennis Morris:
Yes, Chuck on another matter, diluted shares outstanding were up about a million shares sequentially. Yet there was probably less in terms of options because the share price was down slightly in the second quarter. What caused that? Did employees exercise a lot of options in the quarter?
Chuck Atwood:
Dennis I will admit that this is a complicated transaction. That you have to have the share price every day during the quarter to make it work because it's an average share prices every day. But I think what's happened is the share equivalents that are issued in compensation programs tend to fluctuate with share prices.

And we really hadn't bought any shares in a while until the end of the quarter when we bought a million shares. And our plan was to buy the shares issued in compensation programs. We bought a million of them. We have more to buy.

But aside from sort of going through line by line of the calculation which I don't have the document here to go through it, I'm afraid I'm not going to be able to provide much answers to you.
Dennis Morris:	Okay. Maybe just in summary should we use more like a 112 million then for the third quarter?
Chuck Atwood:	I think that'd be right.
Dennis Morris:	Okay, thanks.
Operator:	Your next question comes from Robin Marley with UBS.
Robin Marley:	Great thanks. I have a couple of questions. One is you made some introductory remarks about the Caesars acquisition. And I just want to ask you about two or three of those things.

You talked about the margin differential between the Harrah's and Caesars properties. Given how slot-focused the Harrah's business traditionally has been, do you think it's reasonable to get those margins on Caesars' table business?

And if not, then what do you think is a reasonable margin? You know, that would still show that for structural difference between the fact that Harrah's focus is more on slots and assuming that you get out of the high-end Caesars business, talking not just about Caesars Palace but overall.
Gary Loveman:
Robin this is Gary. I'm glad you raised this question because a tremendous amount of confusion seems to be in the air on this topic. If you take a look at Caesars as a company rather than Caesars as a brand, there is scarcely any more concentration of activity in tables than is the case in Harrah's across our company.

Now if you look at in fact 70% of their revenue comes from slots. Now if you look at the single case that really is the exception to the statement I just made it would be Caesars Palace in Las Vegas not principally in Atlantic City, certainly not in Indiana but rather Caesars Palace in Las Vegas.

And we observed there a phenomenon similar to the one we observed at the Rio in 1999. That is a lot of table revenue and very, very modest margins. So I think it's some indication as to how that business is administered will be a very positive—will have a very positive effect on margins.

I don't believe that there is gross imbalance between the table concentration of their enterprise and ours such that the achievement of better margins is somehow jeopardized. I think that's just a misunderstanding of the composition of their business.
Robin Marley:
And you mentioned that Rev Par in Las Vegas Harrah's Rev Par is 40% higher. And I know that sometimes Harrah's talked about Rev Par as including all revenues, including gaming revenue per room. And a lot of other companies talk about it just as the lodging portion of revenue.
When you said that Harrah's Las Vegas Rev Par was 40% higher than Bally's and Paris, which definition were you using for both companies?
Gary Loveman:	We're looking at a combination of gaming revenue plus whatever room revenue is achieved by the use of the room.
Man:	Plus food and beverage, less complimentaries—(unintelligible) revenue.
Robin Marley:	So you made adjustments for what you thought that would be at Bally's and Paris?
Man:	Yes.

Robin Marley:
Okay. And then I definitely—you know, we don't need to go through the whole calculations the same-store EBITDA. But can you just mention—when you mentioned the company-wide same-store EBITDA, were you I guess maybe not including the tax increase in Illinois because I'm getting a bigger difference than We don't have to go through the whole calculation but just that portion of it.
Man:	I thought you were making a career on that calculation.
Robin Marley:	So far.
Man:	It's the same calculation as every other quarter, no change in the calculation methodology.
Man:	So Illinois would be in.
Man:
So the taxes from last year—the adjustment in taxes because they were not included in adjusted EPS, they were included in last year. And the change therefore is same change that would be calculated as the adjusted EPS calculation.
Robin Marley:	Okay. Can you just maybe give me that dollar amount that you mentioned because it involves accruals? I just want to make sure if I were making adjustments to look at it with or without taxes.
Man:	You're talking about Iowa now?
Robin Marley:	No, Illinois.
Man:	I'm sorry, Robin we are actually in East Chicago today. And I don't have all the documents I might normally have. So I don't have that with me. But if it's all right I'll ask Brad to call you with it.
Robin Marley:	Okay that would be great. Thank you.

Just a last question then, I assuming retailers have talked about the consumer selling down in the month of June. And I knew you made comments about Atlantic City. But in general did you see anything different in June or a slow down in June relative to the other months in the quarter, anything like that?
Tim Wilmott:
Robin this is Tim, nothing more than the effect that a better calendar in 2003 represented for June. Atlantic City was the one market that was just slower growth than the others. But I wouldn't say that there was any fundamental change in the other markets in June over the prior month.
Robin Marley:	Okay, great thank you.
Man:	Thanks Robin. Operator is there another call?
Operator:	Your next question comes from Bill Lerner with Prudential.
Bill Lerner:
Two quick questions, one is I know you said Atlantic City visibility certainly isn't perfect right now. What can you say regardless your comfort with the consensus for a third quarter to buck '03 and perhaps even the full year at 323 and then just a quick follow up.
Man:
Bill you know, we don't give guidance and we don't' endorse numbers. I would say that certainly the second quarter turned out to be exactly what analysts estimated. So I don't know why there would be much expectation that things would be different.
Bill Lerner:
Okay, thanks. And then the follow-up is just related to that Poarch Creek comment for that Class II facility. Could you guys just elaborate a little bit to the extent that you can on timing, number one? And the economics, you know, of how you guys would do a Class II deal. It's kind of an interesting hybrid.

Man:
Sure, a Class II deal is a little bit different. Right now there are lots of approvals to be obtained. And this is a deal with a tribe that we've worked with for over a decade. So it's a relationship-based transaction. It goes back a long way. The transaction would be for a temporary casino on a site that the tribe owns.

They have to get a lot of approvals. But again it would be a Class II operation. And you know a Class II operation is an operation where there is a central determinate for the games as opposed to slot machines that each have individual determinates.

And the economics I think obviously what we'd like to do is build at some point a permanent casino. A permanent casino, this is great location. It is southeast of Atlanta where Cherokee is north of Atlanta. It's about the same distance from Atlanta as Cherokee so it would have the ability to also serve the Atlanta market. And it's really a terrific location.

I think the Class II games have become a lot more interesting. They look and to some extent feel like Class III games. And as they continue to improve I think it could be an interesting operation. There are a lot of approvals to be obtained. But this has been in the news and so we felt that it was appropriate to mention it.
Bill Lerner:	Thanks.
Man:	Thank you Bill. Operator is there another question?
Operator:	Please hold while we (unintelligible) the roster. You have a follow-up question from David Angers with Merrill Lynch.
David Angers:
Great. Clarification on those revenue growth rates Chuck you gave us for Las Vegas, Rio and Laughlin. How does that differ from your Southern Nevada total revenue-growth rate of 23% that you have in the press release. Because the three growth rates you gave us are all below 23%. Is there something else in there?
Man:	I'm trying to find my work page David.
David Angers:	I can call Brad after it you want, but . . .
Man:	That would probably be the best.
David Angers:	Okay, bye.
Man:
Thank you. Operator we appreciate everyone's attention to the call. If there are further questions, people should feel free to call Brad. And Brad even though you're not in the office you will still answer the same number correct?
Brad Bellhouse:	Correct.
Man:	Great. Thank you everyone for your attention to the call. We'll look forward to seeing you again soon. Thank you.
END

Additional Information about the Merger and Where to Find It

        This document includes "forward-looking statements" intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements contain words such as "may," "will," "project," "might," "expect," "believe," "anticipate," "intend," "could," "would," "estimate," "continue" or "pursue," or the negative or other variations thereof or comparable terminology. In particular, they include statements relating to, among other things, future actions, strategies, future performance, future financial results of Harrah's and Caesars and Harrah's anticipated acquisition of Caesars. These forward-looking statements are based on current expectations and projections about future events.

        Investors are cautioned that forward-looking statements are not guarantees of future performance or results and involve risks and uncertainties that cannot be predicted or quantified and, consequently, the actual performance or results of Caesars and Harrah's may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to, the following factors as well as other factors described from time to time in our reports filed with the Securities and Exchange Commission (including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained therein): financial community and rating agency perceptions of Harrah's and Caesars', the effects of economic, credit and capital market conditions on the economy in general, and on gaming and hotel companies in particular; construction factors, including delays, zoning issues, environmental restrictions, soil and water conditions, weather and other hazards, site access matters and building permit issues; the effects of environmental and structural building conditions relating to our properties; the ability to timely and cost-effectively integrate into Harrah's operations the companies that it acquires, including with respect to its acquisition of Caesars; access to available and feasible financing, including financing for Harrah's acquisition of Caesars, on a timely basis; changes in laws (including increased tax rates), regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies; litigation outcomes and judicial actions, including gaming legislative action, referenda and taxation; the ability of our customer-tracking, customer loyalty and yield-management programs to continue to increase customer loyalty and same store sales; our ability to recoup costs of capital investments through higher revenues; acts of war or terrorist incidents; abnormal gaming holds; and the effects of competition, including locations of competitors and operating and market competition.

        Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. Harrah's and Caesars disclaim any obligation to update the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date stated, or if no date is stated, as of the date of this press release.

        Additional information about Harrah's is available on the World Wide Web at http://www.harrahs.com. Additional information about Caesars is available on the World Wide Web at http://www.caesars.com.

Additional Information about the Acquisition and Where to Find It

        In connection with the Acquisition, Caesars and Harrah's intend to file relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF HARRAH'S AND CAESARS ARE URGED TO READ THE PROSPECTUS AND JOINT PROXY STATEMENT WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HARRAH'S, CAESARS AND THE ACQUISITION. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Harrah's or Caesars with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Harrah's by directing a written request to: Harrah's, One Harrah's Court, Las Vegas, Nevada 89119, Attention: Investor Relations or Caesars Entertainment, Inc., 3930 Howard Hughes Parkway, Las Vegas, Nevada 89109, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

        Harrah's, Caesars and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Caesars and Harrah's in connection with the Acquisition. Information about those executive officers and directors of Harrah's and their ownership of Harrah's common stock is set forth in the Harrah's Form 10-K for the year ended December 31, 2003, which was filed with the SEC on March 5, 2004, and the proxy statement for Harrah's 2004 Annual Meeting of Stockholders, which was filed with the SEC on March 4, 2004. Information about the executive officers and directors of Caesars and their ownership of Caesars common stock is set forth in the proxy statement for Caesars' 2004 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Harrah's, Caesars and their respective executive officers and directors in the Acquisition by reading the proxy statement and prospectus regarding the Acquisition when it becomes available.

        This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.